SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02045753

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2002

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

CRGH

Table of contents

AirEuropa
www.air-europa.com

KLM

02/047

KLM AND AIR EUROPA SIGN COMMERCIAL AGREEMENT FOR CODESHARING AND LOYALTY PROGRAM COOPERATION

Amsterdam, June 24, 2002 – KLM Royal Dutch Airlines and Spanish airline Air Europa today signed a commercial agreement for codesharing and loyalty program cooperation. For both airlines this means an important extension of their route networks.

From July 1, 2002, KLM passengers will have access to 11 new destinations in Spain, which are linked to KLM's scheduled flights to and from Madrid and Barcelona through connecting Air Europa flights to and from these destinations. The new KLM codeshare destinations in Spain are: Bilbao, Ibiza, Lanzarote, Las Palmas, Malaga, Menorca, Palma de Mallorca, Santiago de Compostela, Seville and Tenerife (Norte Los Rodeos and Sur Reina Sofia). The new codesharing flights will be sold via the CRS systems from June 25, for flight operations from July 1 2002.

As per August 1, 2002, members of KLM's frequent flyer programme Flying Dutchman can earn and spend their points on these and many other flights of the Air Europa network, while members of Air Europa's frequent flyer programme Fidelitas can earn and spend their points on the entire KLM network (except the flights operated to Havana, Santo Domingo and Caracas).

Fernando Bessa, General Manager of KLM in Spain and Portugal commented: "We feel very proud of our codesharing agreement and close collaboration in our loyalty program with Air Europa. We consider it an important milestone for our customers and Company, and specifically for KLM Spain. Through this agreement we are again adding value to our product in the Iberian peninsula, by including highly demanded destinations." Bessa added: "We are very confident that this new relationship will enhance our growth in the Iberian peninsula."

"I am very satisfied with the agreement reached with KLM. It represents an additional step in achieving more and better advantages for our customers in Spain" declared Manuel Panadero, General Manager of Air Europa.

About KLM

KLM Royal Dutch Airlines (www.klm.com) and its partners serve over 360 cities in about 80 countries on six continents. The KLM Group operates a fleet with of 150 aircraft and has its homebase on Amsterdam Schiphol in the Netherlands, one of the world's most modern hub airports. KLM is the core airline of the KLM Group, further comprising KLM cityhopper, KLM uk, and Transavia. KLM and Northwest Airlines operate the world's most integrated airline alliance. Through this alliance and close cooperation with a wide range of European and intercontinental network and route partners, KLM offers passengers and shippers more than 113,000 city-pair connections throughout the world via hubs in Europe, North America, Asia and Africa.

KLM, the world's oldest airline still operating under its original name, has built a solid reputation worldwide as a leading carrier in its core business activities, the transportation of passengers and cargo, and Engineering & Maintenance. In fiscal 2001/2002 KLM carried about 16 million passengers and almost 500,000 tons of cargo.

About Air Europa

Air Europa is one of the most important airlines in the Iberian Peninsula. It has a fleet composed of third generation Boeings with an average age of two years. Air Europa has its hubs in Madrid, Barcelona and Palma de Mallorca. The Company flies to the most important Spanish and European cities; it also operates daily scheduled flights to Latin-American cities such as Havana, Caracas and Santo Domingo. Air Europa belongs to Globalia Corporación, one of the most important tourist and transport groups in Spain.

Amstelveen, June 20, 2002
AMS/DR/BK

02/042

Load Factor Continues to Improve Compared to Last Year

(in millions)	May 2002	May 2001	May Growth (%)	April through May 2002	April through May 2001	April through May Growth (%)
Overall						
Revenue Ton-Kms	809.1	843.1	(4)	1,608	1,692	(5)
Available Ton-Kms	1,059.2	1,142.7	(7)	2,071	2,249	(8)
Load Factor (%)	76.4	73.8		77.6	75.3	
Passenger						
Revenue Passenger-Kms	4,704.4	5,053.1	(7)	9,324	10,258	(9)
Available Seat-Kms	6,092.4	6,660.9	(9)	11,809	13,152	(10)
Passenger Load Factor (%)	77.2	75.9		79.0	78.0	
Cargo						
Revenue Cargo Ton-Kms	337.6	334.9	1	674	664	2
Available Cargo Ton-Kms	485.3	515.8	(6)	953	1,002	(5)
Cargo Load Factor (%)	69.6	64.9		70.8	66.2	

Note:

- Based on preliminary numbers
- As of April 1, 2002 KLMuk traffic and capacity figures (excluding buzz) are included in this publication. Prior-year figures have been restated for comparative purposes.

Overall Traffic

In May, overall capacity was 7% lower than last year, which is consistent with KLM's previously announced gradual capacity increase for the summer season. As traffic was down by 4%, overall load factor improved by 2.6 percentage points to 76.4%.

Passenger Traffic

Passenger traffic in the month was 7% lower than last year with more or less corresponding declines in both Business Class and Tourist Class traffic. Capacity was 9% lower, resulting in a load factor improvement of 1.3 percentage points to 77.2%.

Traffic on Europe, Africa and India routes developed favorably, reporting results well above last year's levels. KLM's European routes benefited from targeted and effective commercial action. Traffic in the Asia Pacific route area developed positively and was close to last year's levels. The temporary re-allocation of capacity in the KLM/NW Joint Venture once again impacted KLM's traffic and capacity on the North Atlantic. Traffic in this route area was down by 26%, whereas capacity was down by 28%.

The decline in Business Class traffic was mainly due to lower Business Class capacity, which was, among other factors, the result of the European fleet reconfiguration.

Cargo Traffic

While capacity was 6% lower than in May last year, cargo traffic was 1% higher. Consequently, cargo load factor increased by 4.7 percentage points to 69.6%. Lower traffic on North Atlantic routes was more than compensated by higher traffic on African and inbound Asia/Pacific routes.

Amstelveen, June 5, 2002

Continental Airlines

KLM

02/041

Contact: KLM Corporate Communications +31 20 6494545

Continental Airlines Corporate Communications +1 713 324 5080

CONTINENTAL AIRLINES AND KLM EXTEND CODESHARE AGREEMENT

HOUSTON/AMSTELVEEN, June 3, 2002 – KLM Royal Dutch Airlines (NYSE: KLM and AEX: KLM) and Continental Airlines (NYSE: CAL) today announced that they have extended the duration of their cooperative marketing agreement, which includes codesharing and reciprocal airport lounge access, until May 30, 2003.

Meanwhile, the scope of the two airlines' codesharing is being expanded. Starting June 15, Continental and KLM will codeshare on selected flights to destinations in Europe, the Middle East and Africa operated by KLM, KLM cityhopper and KLM exel beyond its Amsterdam hub which connect with Continental's recently-launched non-stop flights between Houston and Amsterdam. Currently, the two airlines codeshare on flights beyond Amsterdam and Continental's New York/Newark hub which connect with each other's non-stop services between these two airports, and on selected flights to U.S. destinations operated by Continental and Continental Express beyond its Houston hub which connect with the KLM/Northwest Airlines joint venture flight between Amsterdam and Houston.

In total, Continental connects to 77 destinations beyond Amsterdam on KLM while KLM connects to 89 destinations beyond New York/Newark and 117 beyond Houston on Continental. Together, KLM and Continental create 68,000 unique city-pair connections.

Continental, KLM and Northwest Airlines are continuing to discuss the possibility of longer-term and deeper cooperation. This cooperation could involve KLM and Continental, together with Northwest, forming a joint venture for a portion of their respective trans-Atlantic operations, similar in structure to the current joint venture between KLM and Northwest.

The existing agreement between KLM and Continental, which came into effect in January 2002, offers major benefits to both carriers' customers, particularly their frequent flyers. KLM's Business Class passengers and Royal/Silver Wing members have access to Continental's President Club lounges at New York/Newark, while Continental's BusinessFirst customers and Presidents Club members have access to KLM's Business Class lounge at Amsterdam/Schiphol.

Members of the two airlines' frequent flyer programs, Continental's OnePass and KLM's Flying Dutchman, can earn and redeem points or miles on all flights operated by the other carrier.

The two airlines provide business class check-in facilities and priority boarding to all Platinum, Gold and Silver Elite OnePass members and Royal/Silver Wing Flying Dutchman members.

KLM Royal Dutch Airlines (www.klm.com) and its partners serve over 400 cities in 78 countries on six continents. KLM has a fleet of 130 aircraft from its home base Amsterdam Schiphol in the Netherlands, one of the world's most modern hub airports. KLM is the core airline of the KLM Group, further comprising KLM cityhopper, KLM UKk, and Transavia.

KLM and Northwest Airlines operate the world's most integrated airline alliance. Through this alliance and close cooperation with a wide range of European and intercontinental network and route partners, KLM offers passengers and shippers more than 130,000 city-pair connections throughout the world via one or more hubs.

KLM, the world's oldest airline still operating under its original name, has built a solid reputation worldwide as a leading carrier in its core business activities, the transportation of passengers and cargo; and engineering & maintenance. In fiscal 2001/2002 KLM flew 56,891 million Revenue Passenger Kilometers and 4,042 million Revenue Ton Freight Kilometers.

Continental Airlines is the fifth largest airline in the U.S. and the sixth largest in the world, offering more than 2,100 departures daily to 120 domestic and 91 international destinations. Operating hubs in New York, Houston, Cleveland and Guam, Continental serves more international cities than any other U.S. carrier, including extensive service throughout the Americas, Europe and Asia. For more information, visit continental.com.

Continental was named *Air Transport World*'s Airline of the Year for 2001 and 1996, making it the only carrier to receive this honor twice in five years. For the fourth consecutive year, Continental was named one of the "100 Best Companies to Work for in America" by *FORTUNE* magazine in 2002 and is ranked the nation's No. 1 airline in customer satisfaction for long and short-haul flights by *Frequent Flyer* Magazine and J.D. Power and Associates. Continental has received numerous awards for its BusinessFirst premium cabin (*Condé Nast Traveler, OAG, Entrepreneur* and *SmartMoney* magazines), OnePass frequent flyer program (*InsideFlyer's* Freddie Awards) and overall operations and management (*FORTUNE* magazine).

In Europe and the Middle East, Continental serves 16 cities in 11 countries, operating up to 161 departures weekly to its U.S. gateway hubs at New York/Newark, Houston and Cleveland, with onward connections to cities throughout North America, Latin America and the Caribbean. Continental operates daily non-stop services between Amsterdam and both New York/Newark and Houston.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: July 3, 2002

By ____________________________
Name:
Title:

By ____________________________
Name:
Title:

APPROVED: AMS/DJ
02/07 2002
GOEDGEKEURD: FP